Filed pursuant to Rule 433
Registration Statement No. 333-237921
June 15, 2020

US$750,000,000

Rogers Communications Inc.

Floating Rate Senior Notes due 2022

Dated June 15, 2020

The following information supplements (or supersedes, to the extent that it is inconsistent therewith) the Preliminary Prospectus Supplement dated June 15, 2020 relating to the below described securities (the “Preliminary Prospectus Supplement”). Capitalized terms used but not defined in this pricing term sheet shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Rogers Communications Inc.

Guarantor:	Rogers Communications Canada Inc.

Trade Date:	June 15, 2020

Settlement Date*:	June 22, 2020 (T+5)

Aggregate Principal Amount:	US$750,000,000

Expected Ratings**:	Moody’s Investors Service Inc.: Baa1 S&P Global Ratings: BBB+ Fitch Ratings Ltd.: BBB+

Maturity Date:	March 22, 2022

Public Offering Price:	100.000%, plus accrued interest, if any, from June 22, 2020

Interest Rate Basis:	Three-month LIBOR, reset for each quarterly Interest Period

Spread to LIBOR:	Plus 60 basis points

Interest Determination Dates:	Second London Business Day immediately preceding the applicable quarterly Interest Period

Interest Payment Dates:	Quarterly on September 22, December 22, March 22 and June 22, beginning on September 22, 2020

Interest Rate for initial Interest Period:	Three-month LIBOR determined as of the second London Business Day immediately preceding the Settlement Date plus 60 basis points

Record Dates:	15th calendar day immediately preceding the applicable Interest Payment Date

Optional Redemption:	The notes will not be subject to any optional redemption provisions other than in the event of certain changes involving Canadian taxation laws or treaties. See “Summary of the Offering — Tax Redemption” in the Preliminary Prospectus Supplement.

CUSIP / ISIN:	775109 BQ3 / US775109BQ30

Joint Book-Running Managers:	BMO Capital Markets Corp. Wells Fargo Securities, LLC

Co-Managers:

BofA Securities, Inc.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

*         *         *

*Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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